Exhibit 99.2

Contact Information:

China Ceramics Co., Ltd.	Precept Investor Relations LLC

Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager

Email: info@cceramics.com	Email: david.rudnick@preceptir.com

Phone: +1 917-864-8849

China Ceramics Announces Fourth Quarter and
Fiscal Year End 2015 Financial Results

Jinjiang, Fujian Province, China, April 20, 2016–China Ceramics Co., Ltd. (NASDAQ Capital Market: CCCL) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced financial results for the fourth quarter and fiscal year ended December 31, 2015.

Fourth Quarter 2015 Summary

▪	Revenue was RMB 208.3 million (US$ 31.6 million), down 13.2% from the fourth quarter of 2014

▪	Gross profit was RMB 29.5 million (US$ 4.5 million), up 1.4% from the fourth quarter of 2014

▪	Plant utilization was 36% as compared to 39% in the fourth quarter of 2014

▪	Asset write-down attributable to the impairment of property, plant and equipment at the Company’s Hengda and Hengdali facilities was RMB 421.6 million (US$ 66.5 million)

▪	Net loss was RMB 411.3 million (US$ 64.9 million) as compared to net profit of RMB 4.8 million (US$ 0.8 million) in the fourth quarter of 2014

▪	Non-GAAP net profit, which excludes the non-cash treatment of the asset write-down, was RMB 10.4 million (US$ 1.6 million)

▪	Loss per share was RMB 20.13 (US$ 3.11) as compared to earnings per share of RMB 0.23 (US$ 0.04) in the fourth quarter of 2014

▪	Non-GAAP earnings per share, which excludes the non-cash treatment of the asset write-down, was RMB 0.51 (US$ 0.08)

“For the fourth quarter of 2015, we experienced increasingly challenging market conditions due to an array of macroeconomic factors that have impacted the Chinese economy and which have negatively impacted the real estate and building materials markets. A contraction in customer demand resulted in a 13.2% decline in the fourth quarter’s revenue as compared to the same period in 2014. We also incurred a substantial asset write-down which significantly affected the fourth quarter’s bottom line, but due to the non-cash nature of this event, our adjusted EBITDA was RMB 32.9 million or approximately $5 million, up 15.4% as compared to the year-ago quarter,” commented Mr. Jiadong Huang, Chief Executive Officer of China Ceramics.

“We continue to differentiate ourselves from our competitors with new products and are excited about the addition of glazed brick ceramic tiles to our product portfolio as it is a highly effective solution for high-rise apartment buildings and housing projects. This new production line at our Hengdali facility is capable of producing customized roofing tiles according to customer specifications and following extensive testing in the first quarter of 2016, we expect full production to begin in the second quarter of 2016.”

“During the fourth quarter, we utilized production facilities capable of producing 26 million square meters of ceramic tiles per year out of a total annual production capacity of 72 million square meters. Although we have a substantial amount of capacity available for utilization, in the near-term we do not have plans to bring additional capacity online as we are currently experiencing a contraction in demand for our products.”

“For the full year 2015, our revenue was down 2% but our gross profit rose by over 20% due to operating efficiencies. Our adjusted EBITDA, which excluded the fourth quarter’s non-cash asset write-down, was RMB 154.5 million or approximately US$ 23 million after adjusting for the fourth quarter’s non-cash asset write-down. We also repaid approximately US $ 7 million in short-term debt during the fourth quarter due to a tightening of credit across China.”

“Looking ahead to 2016, we believe that the operating environment will continue to be challenging. However, we are confident that we can weather the current market volatility and leverage our market position to maintain our existing customers as well as win new customers. We expect a consolidation trend among larger property developers which would benefit the company since our manufacturing scale and infrastructure enable us to effectively service these large enterprises. In the long-term, we believe that real estate is a key sector of China’s economy that will continue to draw investment and that the urbanization and economic trends underlying the growth in China’s real estate sectors are sustainable,” concluded Mr. Huang.

Fourth Quarter 2015 Results

Revenue for the fourth quarter ended December 31, 2015 was RMB 208.3 million (US$ 31.6 million), a decrease of 13.2% from RMB 240.1 million (US$ 38.7 million) for the fourth quarter ended December 31, 2014. The year-over-year decrease in revenue was due to a 13.0% decrease in sales volume to 6.7 million square meters of ceramic tiles in the fourth quarter of 2015 from 7.7 million square meters in the fourth quarter of 2014 slightly offset by the 0.3% increase in average selling price in the fourth quarter of 2015 to RMB 31.2 (US$ 4.1) as compared to RMB 31.1 for the fourth quarter of 2014.

Gross profit for the fourth quarter ended December 31, 2015 was RMB 29.5 million (US$ 4.5 million), an increase of 1.4% as compared to a gross profit of RMB 29.1 million (US$ 4.7 million) for the fourth quarter of 2014. The gross profit margin was 14.2% for the fourth quarter ended December 31, 2015 as compared to a gross profit margin of 12.1% for the fourth quarter of 2014. The 210 basis point increase in gross profit margin was primarily driven by adjusting production and achieving better control of labor costs.

Selling and distribution expenses for the fourth quarter ended December 31, 2015 were RMB 6.0 million (US$ 0.9 million), up 100.0% from RMB 3.0 million (US$ 0.5 million) in the fourth quarter of 2014. The year-over-year increase in selling and distribution expenses was primarily due to the RMB 3.2 million (US$ 0.5 million) increase in advertisement expenses.

Other expenses for the fourth quarter ended December 31, 2015 was RMB 1.6 million (US$ 0.2 million), as compared to RMB 6.0 million (US$ 1.0 million) for the fourth quarter of 2014. The year-over-year decrease in other expenses was mainly due to the provision for the settlement of litigation of RMB 5.3 million (US$ 0.9 million) in the fourth quarter of 2014.

Loss from operations before taxation for the fourth quarter ended December 31, 2015 was RMB 406.5 million (US$ 64.2 million), as compared to a profit from operations before taxation of RMB 10.1 million (US$ 1.6 million) for the fourth quarter of 2014. The year-over-year decrease in profit from operations was attributable to the impairment of non-current assets of RMB 421.6 million (US$ 66.5 million) in the fourth quarter of 2015. On a non-GAAP basis, profit from operations before taxation for the current quarter was RMB 15.1 million (US$ 2.3 million), which excludes the non-cash fair value loss on the impairment of non-current assets for the fourth quarter of 2015, as compared to RMB 10.1 million (US$ 1.6 million) in the fourth quarter 2014, which reflects the deduction of expenses due to the provision for the settlement of litigation of RMB 5.3 million (US$ 0.9 million).

Net loss for the fourth quarter ended December 31, 2015 was RMB 411.3 million (US$ 64.9 million), as compared to a net profit of RMB 4.8 million (US$ 0.8 million) for the comparable period of 2014. The year-over-year decrease in net profit was attributable to the impairment of non-current assets of RMB 421.6 million (US$ 66.5 million) in the fourth quarter of 2015. On a non-GAAP basis, net profit was RMB 10.4 million (US$ 1.6 million) in the current quarter, which excludes the non-cash fair value loss on the impairment of non-current assets for the fourth quarter of 2015, as compared to RMB 4.8 million (US$ 0.8 million) in the fourth quarter 2014, which reflects the deduction of expenses due to the provision for the settlement of litigation of RMB 5.3 million (US$ 0.9 million).

Loss per fully diluted share was RMB 20.13 (US$ 3.11) for the fourth quarter ended December 31, 2015 as compared to RMB 0.23 (US$ 0.04) for the fourth quarter of 2014. The year-over-year decrease in earnings per share was attributable to the impairment of non-current assets of RMB 421.6 million (US$ 66.5 million) in the fourth quarter of 2015. Non-GAAP earnings per fully diluted share for the current quarter was RMB 0.51 (US$ 0.08), which excludes the non-cash fair value loss on the impairment of non-current assets for the fourth quarter of 2015. Per share calculations for the fourth quarters of 2015 and 2014 were computed using 20.4 million shares.

EBITDA for the fourth quarter ended December 31, 2015 was negative RMB 388.7 million (US$ 61.5 million). On an adjusted basis, EBITDA for the current quarter was RMB 32.9 million ($5.0 million), which excludes the non-cash RMB 421.6 million (US$ 66.5 million) fair value loss on the impairment of non-current assets for the fourth quarter of 2015. This represents an increase of 15.4% as compared to RMB 28.5 million (US$ 4.6 million) in the fourth quarter 2014.

Full Year 2015 Results

Revenue for the year ended December 31, 2015 was RMB 1,017.1 million (US$ 160.4 million), a decrease of 2.0% as compared to RMB 1,037.7 million (US$ 167.2 million) for the year ended December 31, 2014. Gross profit was RMB 125.4 million (US$ 19.8 million), up 20.1% from RMB 104.4 million (US$ 16.8 million) for the year ended December 31, 2014. Gross margin was 12.3% compared to 10.1% for the full year 2014. Selling expenses were RMB 14.2 million (US$ 2.2 million), compared to RMB 14.3 million (US$ 2.3 million) in the same period of 2014. Administrative expenses were RMB 21.9 million (US$ 3.5 million), compared to RMB 29.5 million (US$ 4.8 million) for the same period of 2014. The realized and unrealized fair value loss on derivative financial instruments was nil, compared to RMB 59.5 million (US$ 9.6 million) for the same period of 2014. Other expenses were RMB 3.6 million (US$ 0.6 million), compared to RMB 10.9 million (US$ 1.8 million) in the same period of 2014. Net loss for the year ended December 31, 2015 was RMB 362.4 million (US$ 57.2 million), compared to a net loss of RMB 30.4 million (US$ 4.9 million) for the same period of 2014. On a non-GAAP basis, net profit for fiscal 2015 was RMB 59.2 million (US$ 9.3 million) for the year ended December 31, 2015, which excludes the non-cash RMB 421.6 million (US$ 66.5 million) fair value loss on the impairment of non-current assets for the fourth quarter ended December 31, 2015, as compared to net profit of RMB 29.2 million (US$ 4.7 million) for fiscal year 2014, which excludes the RMB 59.5 million (US$ 9.6 million) of realized and unrealized fair value loss on derivative financial instruments incurred in the first quarter of 2014. Loss per fully diluted share were RMB 17.74 (US$ 2.74) for the year ended December 31, 2015 and loss per fully diluted share was RMB 1.49 (US$ 0.24) in the same period of 2014. On a non-GAAP basis, earnings per fully diluted share were RMB 2.90 (US $0.46) for the year ended December 31, 2015, which excludes the non-cash RMB 421.6 million (US$ 66.5 million) fair value loss on the impairment of non-current assets for the fourth quarter, as compared to earnings per fully diluted share of RMB 1.43 (US$ 0.23) for fiscal year 2014, which excludes the RMB 59.5 million (US$ 9.6 million) of realized and unrealized fair value loss on derivative financial instruments incurred in the first quarter of 2014. Earnings/loss per fully diluted share for the year 2015 and 2014 were computed using 20.4 million shares.

Fiscal Year End 2015 Statements of Selected Financial Position Items

▪	Cash and bank balances were RMB 0.5 million (US$ 0.08 million) as of December 31, 2015, compared with RMB 61.2 million (US$ 9.9 million) as of December 31, 2014. The decrease in cash and bank balances was primarily the result of: (i) the net repayment of RMB 46.0 million (US$ 7.1 million) in short term loans; and (ii) an increase in the effect of foreign exchange rate of RMB 1.8 million (US$ 0.3 million).

▪	Short-term bank borrowings were RMB 40.1 million (US$ 6.2 million) as of December 31, 2015, compared with RMB 84.7 million (US$ 13.7 million) as of December 31, 2014. The decrease was primarily due to the net repayment of short-term bank borrowings of RMB 46.0 million (US$ 7.1 million) during 2015.

▪	Inventory turnover was 131 days as of December 31, 2015 compared with 125 days as of December 31, 2014.

▪	Trade receivables turnover, net of value added tax, was 163 days as of December 31, 2015 compared with 156 days as of December 31, 2014. Prior to 2012, we typically offered a credit period of 90 days to our distributors but extended it to 150 days at the end of 2012 to address funding pressures on distributors associated with the challenging real estate market conditions in China. We extended the credit period from 90 days to 120 days to direct company accounts at the end of 2014. The currently challenging economic environment has prompted us to offer extended credit terms to certain customers resulting in a higher trade receivables turnover figure than normal.

▪	Trade payables turnover, net of value added tax, was 70 days as of December 31, 2015 compared with 75 days as of December 31, 2014. The average turnover days were within the normal credit period of one to four months granted by our suppliers.

Liquidity and Capital Resources

Cash flow used in operating activities was RMB 26.7 million (US$ 4.1 million) for the quarter ended December 31, 2015, compared to cash flow used in operating activities of RMB 2.3 million (US$ 0.4 million) in the same period in 2014. The year-over-year change of RMB 24.4 million (US$ 3.9 million) was mainly caused by: (i) non-GAAP profit before taxation of RMB 15.1 million (US$ 2.3 million) for the quarter ended December 31, 2015, which excludes the non-cash RMB 421.6 million (US$ 66.5 million) fair value loss on the impairment of non-current assets incurred in the quarter ended December 31, 2015, compared to a profit before taxation of RMB 10.1 million (US$ 1.6 million) for the same period last year; (ii) an increase in the write down of inventories of RMB 12.2 million (US$ 1.9 million) for the quarter ended December 31, 2015, compared to the write down of inventories of RMB 3.3 million (US$ 0.5 million) in the same period last year; (iii) an increase in foreign exchange loss of RMB 1.7 million (US$ 0.3 million) for the quarter ended December 31, 2015, compared to an increase in foreign exchange gain of RMB 0.02 million (US$ 0.003) in the same period last year; (iv) an increase in inventories of RMB 3.2 million (US$ 0.5 million) for the quarter ended December 31, 2015, compared to a decrease in inventories of RMB 27.1 million (US$ 4.4 million) in the same period last year; (v) a decrease in trade receivables of RMB 90.4 million (US$ 14.0 million) for the quarter ended December 31, 2015, compared to a decrease in trade receivables of RMB 44.5 million (US$ 7.2 million) in the same period last year; (vi) an increase in other receivables and prepayments of RMB 10.5 million (US$ 1.6 million) for the quarter ended December 31, 2015, compared to an increase in other receivables and prepayments of RMB 0.6 million (US$ 0.1 million) in the same period last year; (vii) a decrease in trade payables of RMB 103.5 million (US$ 16.0 million) for the quarter ended December 31, 2015, compared to a decrease in trade payables of RMB 106.6 million (US$ 17.2 million) in the same period last year; (viii) a decrease in accrued liabilities, other payables and amounts owed to related parties of RMB 37.6 million (US$ 5.8 million) for the quarter ended December 31, 2015, compared to an increase in accrued liabilities, other payables and amounts owed to related parties of RMB 9.3 million (US$ 1.5 million) in the same period last year; and (ix) an increase in income tax paid of RMB 8.7 million (US$ 1.3 million) for the quarter ended December 31, 2015, compared to an increase in income tax paid of RMB 6.6 million (US$ 1.1 million) in the same period last year.

Cash flow used in investing activities in the quarter ended December 31, 2015 was RMB 154.9 million (US$ 23.9 million), compared to cash flow generated from investing activities of RMB 0.04 million (US$ 0.01 million) in the same period of 2014. The year-over-year change of RMB 154.9 million (US$ 23.9 million) was mainly caused by: (i) an increase in the acquisition of property, plant and equipment of RMB 142.2 million (US$ 22.0 million) for the quarter ended December 31, 2015, compared to an increase in the acquisition of property, plant and equipment of nil in the same period last year; and (ii) an increase in restricted cash of RMB 12.8 million (US$ 2.0 million) for the quarter ended December 31, 2015, compared to an increase in restricted cash of nil in the same period last year.

Cash flow used in financing activities was RMB 46.0 million (US$ 7.1 million) in the quarter ended December 31, 2015, compared to nil for the same period 2014. The year-over-year change of RMB 46.0 million (US$ 7.1 million) was mainly caused by: (i) a decrease in proceeds from short-term loans of RMB 13.8 million (US$ 2.1 million) for the quarter ended December 31, 2015, compared to proceeds from short-term loans of RMB 22.1 million (US$ 3.6 million) in the same period last year; and (ii) an increase in repayment of short-term loans of RMB 59.8 million (US$ 9.2 million) for the quarter ended December 31, 2015, compared to the repayment of short-term loans of RMB 22.1 million (US$ 3.6 million) in the same period last year.

Plant Capacity and Capital Expenditures Update

For the fourth quarter of 2015, we utilized plant capacity capable of producing 26 million square meters of ceramic tiles annually out of a total annual production capacity of 72 million square meters. This represents a 7.1% decrease of plant capacity utilization as compared to that which was utilized in the fourth quarter of 2014 when we utilized plant capacity capable of producing 28 million square meters of ceramic tiles annually.

For 2015, we utilized plant capacity capable of producing 33 million square meters of ceramic tiles annually out of a total annual production capacity of 72 million square meters. This represents a 17.9% increase of plant capacity utilization as compared to that which was utilized in 2014 when we utilized plant capacity capable of producing 28 million square meters of ceramic tiles annually.

Our Hengda facility has an annual production capacity of 42 million square meters of ceramic tiles and we utilized annual capacity capable of producing 21 million square meters of ceramic tiles in 2015. Our Hengdali facility has an annual production capacity of 30 million square meters and we utilized annual capacity capable of producing 12 million square meters of ceramic tiles in 2015. We will bring our unused production capacity online as customer demand dictates and when there are further signs of improvement in China’s real estate and construction sector.

In terms of our capital expenditures, in the third quarter of 2015, we began renovating the showroom in our Hengda facility (the Hengda Exhibition Hall) that is a valuable resource for the marketing and promotion of our extensive line of building material products. We believe that upgrading this showroom will enable us to continue to secure significant new contracts for our products, especially from larger property developers. Capital expenditures for the new renovations to the Hengda Exhibition Hall were RMB 3.9 million (US$ 0.6 million) in the third quarter of 2015 and RMB 6.6 million (US$ 1.0 million) in the fourth quarter of 2015, with no unpaid balances as of December 31, 2015. The total cost of the renovations, which were completed in the fourth quarter, was RMB 10.5 million (US$ 1.6 million).

We also constructed a new production line to manufacture glazed brick ceramic tiles in our Hengdali facility, which we believe will be an attractive addition to our current product portfolio. This new product is engineered to be competitively-priced and a highly effective roofing solution for both high rise apartment buildings and housing projects, and it complements our existing ceramic tile building siding products. Capital expenditures for the new line were RMB 18.6 million (US$ 2.9 million) in the third quarter of 2015 and RMB 130.1 million (US$ 20.1 million) in the fourth quarter of 2015, with no unpaid balances as of December 31, 2015. The total cost of the new production line was RMB 148.7 million (US$ 23.0 million).

Business Outlook

In the fourth quarter of 2015, the Company experienced a substantial decline in business activity as compared to the fourth quarter of 2014. The Company’s sales volume of 6.7 million square meters represents a 13.0% reduction in sales volume from the 7.7 million square meters recorded in the fourth quarter of 2014. This was the lowest level of sales volume attained since the first quarter of 2013, when a difficult business environment caused a decline in sales volume, and pricing pressure on the Company’s products impelled us to institute price cuts in order to maintain market share. The Company attributes the currently challenging conditions to lower economic growth in China which has affected the real estate and construction sectors, and which has resulted in a contraction in investment and new housing projects by property developers. The fourth quarter’s average selling price rose 0.3% as compared to the fourth quarter of 2014 which reflects the Company having retained its pricing power, as the fourth quarter’s increase represents eight consecutive quarters of period over year-ago period increases in average selling price.

We typically receive orders from customers two months in advance of production on a rolling basis. We enter into dealership agreements with customers and a sales or purchase contract each time a customer places an order. As previously disclosed, our backlog, which represents approximately the next two months of revenue as of the end of the fourth quarter, was RMB 66.8 million (US$ 10.3 million). This compares to a backlog of approximately RMB 137.0 million as of December 31, 2014, a year-over-year decrease of 51.2%. Further, since July 2014, due to an increase in our production costs (primarily caused by the use of relatively more expensive natural gas instead of coal at the Hengda facility due to government regulations intended to reduce pollution), we have increased the selling prices of all products by an average of approximately 5% in order to maintain our gross margin. We note that the second and third calendar quarters have been the peak season of the property development industry and, therefore, our quarterly sales are usually highest from May to September compared to the rest of the year. We have lower sales between the months of January and March due to the effects of cold weather and the PRC Spring Festival.

Looking ahead to 2016, we expect very challenging conditions in the short-term, but slowly improving market conditions as the year progresses. We believe that the real estate and the construction and building materials sectors continue to be vital to sustaining China’s economic growth as it is estimated to comprise between 15% and 20% of China’s gross domestic product. The Chinese government has adopted an array of policies to stimulate the real estate sector which includes cutting benchmark interest rates five times last year, a lowering of the reserve requirement ratio for banks, lower first home down payment ratios and a cut in the minimum capital ratio for fixed asset investments which would help property developers.

In early February of 2016, the Central Bank cut the minimum mortgage down payment for first-time buyers from 25% to 20% as a way to increase sales in third and fourth tier cities where inventories of unsold housing remain are at record levels. This is the third lowering of minimum mortgage down payment over the last year where each one has led to an increase in new home purchases. In addition, in late February of 2016, the central bank cut the reserve requirement ratio by 0.5% to 17% to encourage banks to increase their lending activities which could help to spur real estate activity.

Although the Central Government’s measures have helped to sustain the real estate sector, there has been a substantial slowdown in construction activity year-to-date, and it is not clear if supportive monetary and regulatory policies will continue for the remainder of 2016. In the long-term, we view the growth of the real estate sector as sustainable as it is underpinned by urbanization which is expected to lead to a more consumption-driven economy, and which is a key objective of government policy.

We believe that we have a competitive advantage in our sector due to our name brand, comprehensive product platform, marketing expertise and ability to implement operating efficiencies due to our modern plant and equipment. Competitive pressures over the last year has led to a contraction in the building materials sector as some smaller, less well capitalized firms who lack our advanced manufacturing capabilities and deep product platform have left our sector. Additional exits appear likely as government mandates to convert to cleaner and more expensive fuel sources to lower carbon emissions will also pressure smaller competitors.

In addition, we expect there to be a consolidation trend among the larger property developers in 2016. This would benefit larger ceramic producers such as China Ceramics who can most effectively service these large enterprises. Our goal for the year ahead is to strategically market in specific locales with sound regional fundamentals and generate sustainable sales volume as we weather this current period of volatility and challenging market conditions.

Special Shareholders Meeting

The Company will hold a Special Shareholders Meeting at the Company’s principal executive offices on May 23, 2016, in Jinjiang, Fujian, China. At the Special Shareholders Meeting, the Company’s shareholders will be asked to vote on a proposal to vote on a five-to-one combination of all of the Company’s outstanding ordinary shares with a par value of $0.005, increased from $0.001. The Board of Directors will determine whether to effect the share combination in the coming months.

Status of the Class Action Litigation

The Company previously disclosed that it had reached an agreement in principle to settle the outstanding class action litigation.  On February 6, 2015, the Company and the individual defendants reached an agreement in principle to settle the above-described cases as against all defendants in consideration of the payment by the Company of $850,000 in consideration, consisting of $310,000 in US dollars and $540,000 in the Company’s common stock. A Stipulation of Settlement and related documents were subsequently filed with the court, and were revised on July 22, 2015. The settlement is subject to approval by the court.  On September 1, 2015, the United States District Court for the Southern District of New York issued a preliminary approval order that among other things preliminarily approved the proposed settlement of the class action litigation. A final hearing was held on January 6, 2016, but the Court has not yet issued a final order approving the settlement.

Conference Call Information

We will host a conference call at 8:00 am ET on Wednesday, April 20, 2016. Listeners may access the call by dialing 1 (866) 395-5819 five to ten minutes prior to the scheduled conference call time. International callers should dial 1 (706) 643-6986. In order to join this conference call, you will be required to provide the Conference ID Number 90834998.

A replay of the conference call will be available for 14 days starting from 11:00 am ET on April 20, 2016. To access the replay, dial 1 (855) 859-2056. International callers should dial 1 (404) 537-3406. In order to join this conference call, you will be required to provide the Conference ID Number 90834998.

About China Ceramics Co., Ltd.

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company’s ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics’ products, sold under the “Hengda” or “HD”, “Hengdeli” or “HDL”, the “TOERTO” and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”). Translations of amounts from RMB into United States dollars (“US$”) in this earnings release are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB 6.4778. The exchange rate refers to the historical rate as set forth in the H.10 statistical release published by www.federalreserve.gov on December 31, 2015. Such translations should not be construed as representations that RMB amounts could have been, or could be, converted realized or settled into US$ at that rate on December 31, 2015 or any other rate.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, including, without limitation, our statements relating to our macroeconomic expectations and our ability to address them to enhance our business prospects and shareholder value, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the continued stable macroeconomic environment in the PRC, the PRC real estate and construction sectors continuing to exhibit sound long-term fundamentals, our ability to bring additional capacity online going forward as our business improves, our customers continuing to adjust to our product price increases, our ability to sustain our average selling price increases and to continue to build volume in the quarters ahead, and whether our enhanced marketing efforts will help to produce wider customer acceptance of the new price points. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2014 and otherwise in our subsequently filed SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

FINANCIAL TABLES FOLLOW

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of December 31, 2015		As of December 31, 2014
	USD’000	RMB’000	RMB’000

ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment	63,271	409,855	718,418
Land use rights	2,440	15,809	29,259
Goodwill	-	-	3,735
Deferred tax assets	1,480	9,584	7,854
Long-term prepaid expenses	-	-	1,404
	67,191	435,248	760,670

Current assets
Inventories	47,370	306,853	330,763
Trade receivables	78,715	509,903	549,925
Other receivables and prepayments	2,907	18,830	2,178
Derivative financial instruments	-	-	-
Restricted cash	6,433	41,672	28,872
Cash and bank balances	79	514	61,155

	135,504	877,772	972,893
Current liabilities
Trade payables	17,022	110,267	122,168
Accrued liabilities and other payables	5,430	35,177	49,989
Interest-bearing bank borrowings	6,187	40,076	84,704
Amounts owed to related parties	5,243	33,963	24,902
Income tax payable	817	5,293	2,772

	34,699	224,776	284,535

Net current assets	100,805	652,996	688,358

Non-current liabilities
Deferred tax liabilities	217	1,404	1,404

Net assets	167,726	1,086,840	1,447,624

EQUITY
Total shareholders’ equity	167,726	1,086,840	1,447,624

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Three months ended December 31,
	2015				2014
	USD’000		RMB’000		RMB’000

Revenue		31,615		208,344		240,125

Cost of sales		(27,107)		(178,830)		(211,035)

Gross profit/(loss)		4,508		29,514		29,090

Other income		16		109		57
Selling and distribution expenses		(932)		(5,988)		(3,049)
Administrative expenses		(961)		(6,245)		(8,795)
Finance costs		(105)		(698)		(1,188)
Realized and unrealized fair value gain on derivative financial instruments		-		-		-
Loss from asset devaluation		(66,492)		(421,641)		-
Other expenses		(241)		(1,551)		(6,049)

Profit/(loss) before taxation		(64,207)		(406,500)		10,066
Income tax (expense)/credit		(726)		(4,785)		(5,299)

Profit/(loss) attributable to shareholders		(64,933)		(411,285)		4,767

Earnings/(loss) per share
Basic (USD/RMB)	USD	(3.11)	RMB	(20.13)	RMB	0.23
Diluted (USD/RMB)	USD	(3.11)	RMB	(20.13)	RMB	0.23

Weighted average number of ordinary shares outstanding used in computing earnings per share
Basic		20,430,838		20,430,838		20,430,838
Diluted		20,430,838		20,430,838		20,430,838

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

SALES VOLUME AND AVERAGE SELLING PRICE(UNAUDITED)

	Three months ended December 31,
	2015	2014

Sales volume (square meters)	6,675,031	7,732,770
Average Selling Price (in RMB/square meter)	31.2	31.1

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Year ended December 31,
	2015				2014
	USD’000		RMB’000		RMB’000

Revenue		160,403		1,017,146		1,037,651

Cost of sales		(140,623)		(891,720)		(933,220)

Gross profit		19,780		125,426		104,431

Other income		111		707		429
Selling and distribution expenses		(2,232)		(14,153)		(14,251)
Administrative expenses		(3,451)		(21,883)		(29,529)
Finance costs		(638)		(4,043)		(4,556)
Realized and unrealized fair value loss on derivative financial instruments		-		-		(59,477)
Loss from asset devaluation		(66,492)		(421,641)		-
Other expenses		(563)		(3,572)		(10,937)

Profit/(loss) before taxation		(53,485)		(339,159)		(13,890)
Income tax expense		(3,667)		(23,253)		(16,463)

Profit/(loss) attributable to shareholders		(57,152)		(362,412)		(30,353)

Loss per share
Basic (USD/RMB)	USD	(2.74)	RMB	(17.74)	RMB	(1.49)
Diluted (USD/RMB)	USD	(2.74)	RMB	(17.74)	RMB	(1.49)

Weighted average number of ordinary shares outstanding used in computingloss/earnings per share
Basic		20,430,838		20,430,838		20,430,838
Diluted		20,430,838		20,430,838		20,430,838

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

SALES VOLUME AND AVERAGE SELLING PRICE(UNAUDITED)

	Year ended December 31,
	2015	2014

Sales volume (square meters)	33,069,087	35,119,762
Average Selling Price (in RMB/square meter)	30.8	29.5

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended December 31,
	2015		2014
	USD’000	RMB’000	RMB’000
Cash flows from operating activities
Profit/(loss) before taxation	(62,753)	(406,500)	10,066
Adjustments for
Amortization of land use rights	26	167	168
Depreciation of property, plant and equipment	2,626	17,009	17,088
Realized gain from derivative financial instruments	-	-	-
Fair value gain on derivative financial instruments	-	-	-
Loss on disposal of PPE	17	110
Write down of inventories	1,884	12,204	3,309
Share-based compensation	-	-	-
Finance costs	161	1,044	1,188
Impairment of non-current assets	65,090	421,641	-
Interest income	(17)	(109)	(38)
Foreign exchange gain	267	1,731	21
Operating cash flows before working capital changes	7,301	47,297	31,802
(Increase)/Decrease in inventories	(487)	(3,156)	27,137
Decrease in trade receivables	13,958	90,415	44,468
Increase in other receivables and prepayments	(1,615)	(10,463)	(559)
Decrease in trade payables	(15,976)	(103,490)	(106,648)
Increase/(decrease) in accrued liabilities, other payables and amounts owed to related parties	(5,802)	(37,582)	9,349
Cash generated from/(used in) operations	(2,621)	(16,979)	5,549
Interest paid	(161)	(1,044)	(1,177)
Income tax paid	(1,339)	(8,677)	(6,624)
Net cash used in operating activities	(4,121)	(26,700)	(2,252)

Cash flows from investing activities
Acquisition of property, plant and equipment	(21,953)	(142,206)	-
Proceed from disposal of property, plant and equipment	-	-	-
Increase in restricted cash	(1,976)	(12,800)	-
Interest received	17	109	38
Net cash generated from/(used in) investing activities	(23,912)	(154,897)	38

Cash flows from financing activities
Proceed from short-term loans	2,132	13,813	22,119
Repayment of short-term loans	(9,230)	(59,787)	(22,119)
Deposit to stock transfer agent	-	-	-
Advance from related party	-	-	-
Net cash used in financing activities	(7,098)	(45,974)	-

Net decrease in cash and cash equivalents	(35,131)	(227,571)	(2,214)
Cash and cash equivalents, beginning of period	34,937	226,318	63,351
Effect of foreign exchange rate differences	273	1,767	18
Cash and cash equivalents, end of period	79	514	61,155

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2015		2014
	USD’000	RMB’000	RMB’000
Cash flows from operating activities
Loss before taxation	(52,357)	(339,159)	(13,890)
Adjustments for
Amortization of land use rights	103	669	670
Depreciation of property, plant and equipment	10,494	67,976	69,450
Loss on disposal of property, plant and equipment	17	109	3,537
Realized loss from derivative financial instruments	-	-	18,163
Fair value loss on derivative financial instruments	-	-	41,314
Write down of inventories	1,184	7,667	2,438
Share-based compensation	-	-	150
Finance costs	678	4,043	4,556
Impairment of non-current assets	65,090	421,641	-
Interest income	(109)	(707)	(429)
Foreign exchange gain	212	1,376	591
Operating cash flows before working capital changes	25,312	163,615	126,550
Decrease/(Increase) in inventories	2,507	16,242	(25,765)
Decrease/(Increase) in trade receivables	6,178	40,022	(58,937)
(Increase)/decrease in other receivables and prepayments	(2,354)	(15,248)	112
(Increase)/decrease in trade payables	(1,837)	(11,901)	(30,404)
(Increase)/decrease in accrued liabilities, other payables and amounts owed to related parties	(653)	(4,233)	28,845
Cash generated from operations	29,153	188,497	40,401
Interest paid	(679)	(4,053)	(4,576)
Income tax paid	(3,468)	(22,462)	(13,108)
Net cash generated from operating activities	25,006	161,982	22,717

Cash flows from investing activities
Proceed from derivative financial instruments	-	-	1,390
Proceed from disposal of property, plant and equipment	8	50	11,172
Acquisition of property, plant and equipment	(25,425)	(164,697)	-
Increase in restricted cash	(1,976)	(12,800)	-
Interest received	109	705	429
Net cash generated from/(used in) investing activities	(27,284)	(176,742)	12,991

Cash flows from financing activities
Proceeds from short-term loans	7,535	48,813	57,119
Repayment of short-term loans	(14,637)	(94,816)	(73,064)
Dividend paid	(232)	(1,505)	(1,505)
Deposit to stock transfer agent	-	-	-
Advances from related party	-	-	14,048
Net cash used in financing activities	(7,334)	(47,508)	(3,402)

Net increase/(decrease) in cash and cash equivalents	(9,612)	(62,268)	32,306
Cash and cash equivalents, beginning of period	9,441	61,155	28,848
Effect of foreign exchange rate differences	250	1,627	1
Cash and cash equivalents, end of period	79	514	61,155
Non-cash transactions:
Payments of dividends funded by deposit to stock transfer agent	-	-	11,831
Restricted cash funded by a related party	-	-	6,659
Loss on derivative financial instruments funded by a related party	-	-	4,727
Transfer of restricted cash to a related party	-	-	15,552
Release of liabilities under the Novation Agreement	-	-	56,095
Release of liabilities under the Offset Agreement	-	-	20,723

About Non-GAAP Financial Measures

In addition to China Ceramics’ condensed consolidation financial results under International Financial Reporting Standards ("IFRS"), the Company also provides Non-IFRS financial measures (referred to as Non-GAAP financial measures) for the fourth quarter and fiscal year ended December 31, 2015, including Non-GAAP profit before taxation, Non-GAAP net income and Non-GAAP earnings per fully diluted shares, all of which exclude the non-cash treatment of the asset write-down on the disposal of property, plant and equipment incurred in the fourth quarter ended December 31, 2015, and the realized and unrealized fair value loss on derivative financial instruments incurred in the first quarter ended March 31, 2014, from their comparable IFRS financial measure. The Company believes that these Non-GAAP financial measures provide investors with another method for assessing China Ceramics’ operating results in a manner that is focused on the performance of its ongoing operations and excludes the non-cash treatment of the asset write-down on the disposal of property, plant and equipment incurred in the fourth quarter ended December 31, 2015 and excludes the realized and unrealized fair value loss on derivative financial instruments incurred in the first quarter ended March 31, 2014. Readers are cautioned not to view Non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with Non-GAAP results below. The Company believes that both management and investors benefit from referring to these Non-GAAP financial measures in assessing the performance of China Ceramics and when planning and forecasting future periods. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to Non-GAAP financial measures and the related reconciliation between these financial measures.

CHINA CERAMICS CO., LTD.

Unaudited Reconciliation of GAAP to Non-GAAP

Three months ended December 31, 2015

(all figures in 000’s except EPS)

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB	RMB	RMB	USD	USD	USD

Profit before taxation	(406,500)	421,641	15,141	(64,207)	66,492	2,285
Net profit	(411,285)	421,641	10,356	(64,933)	66,492	1,559
EPS-Basic	(20.13)		0.51	(3.11)		0.08
EPS-Diluted	(20.13)		0.51	(3.11)		0.08

(1) Non-cash asset write-down of plant, property and equipment.

CHINA CERAMICS CO., LTD.

Unaudited Reconciliation of GAAP to Non-GAAP

Twelve months ended December 31, 2015

(all figures in 000’s except EPS)

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB	RMB	RMB	USD	USD	USD

Profit before taxation	(339,159)	421,641	82,482	(53,485)	66,492	13,007
Net profit	(362,412)	421,641	59,229	(57,152)	66,492	9,340
EPS-Basic	(17.74)		2.90	(2.74)		0.46
EPS-Diluted	(17.74)		2.90	(2.74)		0.46

(1) Non-cash asset write-down of plant, property and equipment.

CHINA CERAMICS CO., LTD.

Unaudited Reconciliation of GAAP to Non-GAAP

Twelve months ended December 31, 2014

(all figures in 000’s except EPS)

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB	RMB	RMB	USD	USD	USD

Profit before taxation	(13,890)	59,477	45,587	(2,239)	9,586	7,347
Net profit	(30,353)	59,477	29,154	(4,892)	9,586	4,694
EPS-Basic	(1.49)		1.43	(2.74)		0.23
EPS-Diluted	(1.49)		1.43	(2.74)		0.23

(1) Realized and unrealized fair value loss on derivative financial instruments as a result of certain foreign currency transaction agreements which the Company entered into for investment purposes during the second quarter of 2013 and the first quarter of 2014. China Ceramics’ Chief Executive Officer, and an affiliate of the Chief Executive Officer, agreed to assume these agreements in July 2014. As a result, after July 31, 2014, the Company was no longer required to fund any losses related to these agreements, and will neither suffer any future liabilities arising under those agreements nor realize any benefits arising under those agreements.

The table below sets forth a reconciliation of China Ceramics’ net income to non-GAAP EBITDA for the periods indicated in a manner that is focused on the performance of its ongoing operations and excludes the non-cash treatment of the asset write-down on the disposal of property, plant and equipment incurred in the fourth quarter ended December 31, 2015.

CHINA CERAMICS CO., LTD.

Unaudited Reconciliation of GAAP to Non-GAAP: Net Income to EBITDA (1)

Three months ended December 30, 2015 and December 31, 2014

(all figures in 000’s)

	Three months ended December 31,
	2015		2014
	RMB	USD	RMB	USD

Net loss	(411,285)	(64,933)	4,767	769
Net Interest expense	589	88	1,150	188
Income tax expense	4,785	726	5,299	854
Depreciation and amortization expense	17,176	2,652	17,256	2,781
EBITDA	(388,735)	(61,467)	28,472	4,592
Loss from asset devaluation (2)	421,641	66,492	-	-
Adjusted EBITDA	32,906	5,025	28,472	4,592

(1) EBITDA is defined as earnings before interest, taxes, depreciation and amortization

(2) Non-cash asset write-down of plant, property and equipment

CHINA CERAMICS CO., LTD.

Unaudited Reconciliation of GAAP to Non-GAAP: Net Income to EBITDA (1)

Twelve months ended December 31, 2015 and December 31, 2014

(all figures in 000’s)

	Twelve months ended December 31,
	2015		2014
	RMB	USD	RMB	USD

Net loss	(362,412)	(57,152)	(30,353)	(4,892)
Net Interest expense	3,336	569	4,127	665
Income tax expense	23,253	3,667	16,463	2,653
Depreciation and amortization expense	68,645	10,597	72,987	11,301
EBITDA	(267,178)	(42,319)	63,224	9,727
Loss from asset devaluation (2)	421,641	65,090	-	-
Fair value loss on derivatives (3)	-	-	59,477	9,586
Adjusted EBITDA	154,463	22,771	122,701	19,313

(1) EBITDA is defined as earnings before interest, taxes, depreciation and amortization

(2) Non-cash asset write-down of plant, property and equipment

(3) Realized and unrealized fair value loss on derivative financial instruments as a result of certain foreign currency transaction agreements which the Company entered into for investment purposes during the second quarter of 2013 and the first quarter of 2014. China Ceramics’ Chief Executive Officer, and an affiliate of the Chief Executive Officer, agreed to assume these agreements in July 2014. As a result, after July 31, 2014, the Company was no longer required to fund any losses related to these agreements, and will neither suffer any future liabilities arising under those agreements nor realize any benefits arising under those agreements

Source: China Ceramics Co., Ltd.

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